Exhibit 99.4

RICHMONT MINES INC. POLICY
AUTOMATIC SECURITIES DISPOSITION AND PURCHASE PLANS	NUMBER (VERSION) P-1B

ISSUED BY:	EFFECTIVE DATE	APPROVED BY:

MANAGEMENT COMMITTEE	12 / 14 / 2016	BOARD OF DIRECTORS

Notwithstanding other provisions of the Corporation’s Securities Trading policy (P-1), on February 17, 2017, the board of directors of the Corporation approved a policy allowing insiders of the Corporation to adopt Automatic Securities Disposition Plans (“ASDPs”) and Automatic Securities Purchase Plans (“ASPPs”) to facilitate the orderly purchase or sale of securities of the Corporation. By adopting an ASDPs or ASPPs an insider may purchase or sell securities of the Corporation while in possession of undisclosed material information about the Corporation, regardless of whether a trading blackout period is then in effect, and without complying with the requirement to obtain pre-clearance of the transaction, if such purchase or sale is made in compliance with requirements under applicable securities laws and is effected pursuant to a pre-existing Automatic Securities Disposition Plan (“ASDP”) or Automatic Securities Purchase Plan (“ASPP”), as applicable, established in accordance with the following procedures.

The board of directors of the Corporation may approve the adoption by an insider of the Corporation of an ASDPs or ASPPs. An ASDP enables an insider to arrange for the exercise of stock options and the automatic sale or donation of securities of the Corporation (including common shares underlying stock options) in accordance with pre-arranged instructions notwithstanding that the insider is then aware of or in possession of undisclosed material information or a trading blackout has been imposed. Similarly, an ASPP enables an insider to arrange for purchases of the Corporation’s securities in accordance with pre-arranged instructions notwithstanding that the insider is then aware of or in possession of undisclosed material information or a trading blackout has been imposed. In each case, the insider must clear in advance with the President and CEO, and Richmont’s In House Legal Counsel and Corporate Secretary, the adoption of the ASDP or ASPP, and the ASDP or ASPP must comply with applicable Canadian and U.S. securities laws. In the case where the insider requesting the ASPP or ASPP is the President and CEO, then all references in this policy to the pre-clearance, approvals or any subsequent modifications or termination of the President and CEO’s ASPP or ASPP requires approval by the Chairman.

P-1B Automatic Securities Disposition and Purchase Plans Policy - February 17, 2017	Page 1 of 3

Automatic Securities Disposition and Purchase Plans

Before an ASDP or ASPP that is proposed to be adopted will be cleared under this policy, the insider must provide a draft of the ASDP or ASPP to the President and CEO, and Richmont’s In House Legal Counsel and Corporate Secretary, together with a schedule of planned exercises of options, sales, donations or purchases, and the insider must certify that: (i) he or she is not then in possession of undisclosed material information, and (ii) he or she is entering into the ASDP or ASPP in good faith and not as part of a plan or scheme to evade the prohibitions of applicable Canadian and U.S. securities laws.

In determining whether to clear the adoption of an ASDP or ASPP, the President and CEO, and Richmont’s In House Legal Counsel and Corporate Secretary, shall consider whether the ASDP or ASPP complies with the following guidelines:

  Timing for Adopting an ASDP or ASPP – An ASDP may not be adopted during a trading blackout period. An ASDP or ASPP may only be adopted at a time when the insider is not in possession of undisclosed material information.

  Cooling-Off Period – A “cooling-off” period of not less than 30 days will generally be required between the adoption of the ASDP or ASPP and the first disposition or acquisition under the ASDP or ASPP.

  Duration – An ASDP or ASPP should have a minimum duration period (e.g., not less than 12 months).

  Modification and Termination – The ASDP or ASPP must contain “meaningful restrictions” on the ability of the insider to modify or terminate the ASDP (within the meaning of applicable securities laws). Following the adoption of the ASDP, the insider may not modify or terminate the ASDP or ASPP unless: (i) a satisfactory explanation of the reasons for such modification or termination is provided to the President and CEO and Richmont’s In House Legal Counsel and Corporate Secretary, and pre-clearance of such modification or termination is obtained at the discretion of the President and CEO and Richmont’s In House Legal Counsel and Corporate Secretary; (ii) in connection with such pre-clearance, the insider certifies that (a) he or she is not then in possession of undisclosed material information, (b) he or she is modifying or terminating the ASDP or ASPP in good faith and not as part of a plan or scheme to evade the prohibitions of applicable Canadian securities laws; and (iii) if the ASDP or ASPP was established by an “insider” that is required to file insider reports in accordance with applicable Canadian securities laws, such person notifies the public via a SEDI filing (or other filing approved by the board of directors of the Corporation) of the modification or termination and includes in such filing a representation that such insider is not in possession of any undisclosed material information. No such modification or termination may occur during a trading blackout period. In addition, the ASDP or ASPP should include a delay period (e.g., 30-45 days) for any instructions to modify or terminate an ASDP or ASPP.

  Simplicity – The Restricted Person should avoid complex sales formulae that may be hard to apply, misinterpreted or that may require the broker under the ASDP or ASPP to seek guidance from the insider.

P-1B Automatic Securities Disposition and Purchase Plans Policy - February 17, 2017	Page 2 of 3

Automatic Securities Disposition and Purchase Plans

  Disclosure – The Corporation will generally disclose by press release the adoption of an ASDP or ASPP by a director or officer in accordance with applicable securities laws.

  Manner of Trades – The ASDP or ASPP should generally provide for regular sales or purchases of smaller amounts (relative to an insider’s holdings) over a period of time rather than large sales or purchases during a short period of time after adoption of the ASDP or ASPP.

  Broker – An insider should use a broker that is familiar with ASDPs and/or ASPPs, as applicable. The broker responsible for the ASDP or ASPP should not have an established relationship with the insider to prevent allegations of influence. The ASDP or ASPP must provide that the broker is not permitted to consult with the insider regarding any sales under the ASDP or ASPP and that the insider cannot disclose to the broker any information concerning the Corporation that might influence the execution of the ASDP or ASPP.

The President and CEO and Richmont’s In House Legal Counsel and Corporate Secretary may also consider such other “best practices” as they exist at such time with respect to ASDPs and ASPPs, and may impose such additional requirements, or grant such exceptions, as it determines are necessary or appropriate.

In pre-clearing the adoption, modification or termination of an ASDP or ASPP, none of the Corporation, the President and CEO or Richmont’s In House Legal Counsel and Corporate Secretary shall be responsible for determining whether such ASDP or ASPP is in compliance with the provisions of applicable securities laws. Compliance with applicable securities laws is the responsibility of the insider, who should consult with his or her own legal advisors before adopting an ASDP or ASPP.

ADOPTION

This policy was amended and approved by the Board on: February 17, 2017

P-1B Automatic Securities Disposition and Purchase Plans Policy - February 17, 2017	Page 3 of 3